FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number — 1-15182

DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
______________
(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Dr. Reddy’s complaint on Sertraline dismissed
Board Meeting
Dr. Reddy’s Q1 FY04 revenue at Rs.4812 million; Net income at Rs.792 million
Signatures

(1)	Press Release, “Dr. Reddy’s complaint on Sertraline dismissed,” July 11, 2003.

(2)	Notice to Stock Exchange, “Board Meeting,” July 14, 2003.

(3)	Press Release, “Dr. Reddy’s Q1 FY04 revenue at Rs.4812 million; Net income at Rs.792 million,” July 31, 2003.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s complaint on Sertraline dismissed

Hyderabad, India, July 11 2003:

Dr. Reddy’s Laboratories (NYSE: RDY) today announced that the United States District Court for the District of New Jersey dismissed the Company’s suit seeking a declaratory judgement that its Sertraline product did not infringe Pfizer’s 5,248,699 (‘699) patent.

The Court declined to hear the case stating that Dr. Reddy’s had not demonstrated a reasonable apprehension of suit by Pfizer and that in any event Pfizer needed more time to investigate whether Dr. Reddy’s Sertraline product infringed Pfizer’s ‘699 patent.

The Company indicated that it intended to provide Pfizer with whatever information Pfizer needed and, if necessary, to renew its suit thereafter.

Case background

Dr. Reddy’s had filed an ANDA with the U.S. Food and Drug Administration (USFDA) for Sertraline HCl tablets, equivalent to 25, 50 and 100 mg base, with a Paragraph IV certification on four of the five patents listed on the Orange Book. Dr. Reddy’s notified Pfizer of the filing. Pfizer did not file a lawsuit against Dr. Reddy’s within the forty-five (45) day period prescribed by the Hatch-Waxman Act. In February 2003, Dr. Reddy’s filed a lawsuit seeking declaratory judgment against Pfizer in the United States District Court for the District of New Jersey seeking a declaratory judgment that its Sertraline product did not infringe Pfizer’s ‘699 patent.

Sertraline HCl is the generic version of Pfizer’s Zoloft®. Zoloft® is indicated for use in the treatment of major depressive disorder, obsessive-compulsive disorder, panic disorder, post-traumatic stress disorder and premenstrual dysphoric disorder.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on

India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or

Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts:

US & Europe : Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880, X-211

Asia Pacific : Nikhil Shah at nikhilshah@drreddys.com or on +91-40-5551

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

To All Stock Exchanges

Board Meeting

July 14, 2003: The Board of Directors of the Company is scheduled to meet on July 31, 2003 to, inter alia, discuss and take on record the un-audited financial results of the Company for the quarter ended June 30, 2003.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s Q1 FY04 revenue at Rs.4812 million; Net income at Rs.792 million

Hyderabad, India, July 31 2003:

Dr. Reddy’s Laboratories Ltd. today announced its unaudited financial results for the quarter ended June 30, 2003.

Notes

1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Unaudited US GAAP Financials for the quarter ended June 30, 2003

[All figures in Indian Rupees (INR) million except EPS. All dollar figures based on convenience translation rate of 1USD = Rs.46.40]

Particulars	Q1FY04		as a%	Q1FY03		as a%	Growth %

	US $	INR		US $	INR

Total Revenue	104	4812	100	98	4533	100	6
Cost of revenues	47	2162	45	44	2020	45	7
Gross profit	57	2650	55	54	2513	55	5
Selling, General & Administrative Expenses	32	1464	30	21	966	21	52
R&D Expenses	7	326	6.8	4	207	4.6	58
Amortization Expenses	2	96	2	3	131	3	(27)
Forex loss/ (gains)	(2)	(78)	(2)	0	(5)	(0)	NA
Total operating expenses	39	1808	38	28	1299	29	39
Operating income	18	842	18	26	1214	27	(31)
Equity in loss of affiliates	0	14	0	1	24	1	(42)
Other expenses/(income) net	(3)	(141)	(3)	(2)	(99)	(2)	43
Income before income taxes	21	969	20	28	1,289	28	(25)

	Q1FY04		as a%	Q1FY03		as a%	Growth %

	US $	INR		US $	INR

Income tax (benefit)/expense	4	177	4	2	95	2	86
Net income	17	792	16	26	1,194	26	(34)
DEPS	0.22	10.35		0.34	15.60

Key highlights

•	Total Revenue at Rs.4812 million, an increase of 6% from same period last fiscal.

•	Net Income at Rs.792 million this quarter as against Rs.1194 million in the same quarter of previous fiscal.

•	Dr. Reddy’s is the first Indian Company to adopt the fair value recognition provisions of Accounting for Stock-Based compensation under USGAAP. This has resulted in recognizing a non-cash compensation cost of Rs.20.4 million for the quarter.

•	Revenues outside of India at Rs.3063 million contributed 64% of total revenue; a Year-on-Year (YoY) growth of 7%.

•	Revenues from North America at Rs.1554 million as against Rs 1657 million in the same period last fiscal; Contributed 32% of total revenue.

•	Revenues from Europe at Rs.412 million as against Rs.322 million in the same period last fiscal; a YoY growth of 28%.

•	Revenues from Russia at Rs.435 million as against Rs.343 million in the same quarter of previous fiscal; a YoY growth of 27%.

Branded Formulations highlights

•	Revenues in this segment at Rs.1822 million as against Rs.1566 million in the same period of fiscal year 2002; a YoY growth of 16%.

Branded Formulations — India

•	Revenues at Rs.1202 million as against Rs.1042 million in Q1 FY03, an increase of 15%. This growth has been driven primarily by a growth in our key brands including Omez, Gaity, Stamlo, Stamlo Beta and Enam.

•	As per June ORG MARG MAT data, the Company grew at a MAT of 11.5%, the second highest growth rate in the industry. This compares to the industry average growth rate of 4.1%.

Branded Formulations — International

•	Revenues at Rs.620 million, an increase of 18% over Q1FY03. The growth was primarily driven by the Company’s performance in Russia and other CIS markets.

•	Revenues from Russia increased primarily on account of the growth in key products of Omez, Ciprolet and Ketorol.

Generics highlights

•	Revenues in this segment at Rs.1198 million as against Rs.1070 million in Q1FY03; YoY growth of 12%.

•	Revenues from North America at Rs.975 million. North America contributed 81% to the total revenues in this segment, while Europe contributed the balance.

•	Revenues from Fluoxetine capsules 40mg in North America at Rs.588 million as against Rs.799 million in Q1 FY 03.

•	Tizanidine tablets 2 & 4 mg contributed Rs.200 million to the revenues in North America.

•	Revenues from Europe at Rs.223 million as against Rs.111 million in the same period of last fiscal, representing a growth of 101%. New products launched in the previous fiscal including Omeprazole have contributed significantly to the growth.

•	The Company filed 1 Abbreviated New Drug Application (ANDA) with Para IV certification during the quarter. This takes the total ANDA filings made by the Company to 35. Currently, there are 24 ANDA filings pending approval with the United States Food and Drug Administration (US FDA).

Active Pharmaceutical Ingredients (APIs)

•	Revenues at Rs.1655 million as against Rs.1753 million in Q1FY03, a YoY decline of 6%.

•	Revenues outside of India at Rs.1174 million as against Rs.1233 million in the same period last fiscal.

•	Revenues from North America, our single largest market, at Rs.575 million as against Rs.678 million in Q1 FY03. The decline in revenues from tizanidine was partially offset by growth in key products of naproxen sodium, ranitidine HCL form1 and sertraline.

•	Revenues from India at Rs.481 million as against Rs.520 million in Q1 FY03, a decline of 8%.

•	The Company filed three Drug Master Files (DMFs) in the US during the quarter taking the total DMF filings in the US to 43.

Income Statement highlights

•	Gross Margins on total revenues at 55% driven by the overall business and product mix.

•	R&D expenditure increased to Rs.326 million from Rs.207 million in Q1FY03. As a percentage, R&D expenditure is at 6.8% of total revenues as against 4.6% in Q1FY03. The increase in R&D expenditure is primarily on account of higher number of bio-studies in the Generics business and higher development activity in APIs and CCS.

•	Selling, General & Administration (SG&A) expenses increased to Rs. 1464 million from Rs.966 million in Q1FY03. As a percentage, SG&A expenses at 30% of total revenues compared to 21% in Q1FY03. This increase is primarily on account of increase in legal & consultancy charges, employee cost and marketing expenses.

•	The cash and cash equivalents increased to Rs.7578 million as on June 30, 2003 from Rs.7273 million as on March 31, 2003.

General information

The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:

•	Unaudited financial results for the quarter ended June 30, 2003 as required under Clause 41 of the listing agreement.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.comor on +91-40-55511620 or Pratap Antony at pratapa@drreddys.comor on +91-40-55511634.

Investors and Financial Analysts:

US & Europe : Artie Rokkam at artie@drreddys.comor on + 001-201-760-2880, X-211
Asia Pacific : Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: August 12, 2003	By: /s/ Santosh Kumar Nair

(Signature)*
Santosh Kumar Nair Company Secretary

*Print the name and title of the signing officer under his signature.